UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

 (Stock code: 00670)

FIRST QUARTERLY REPORT 2014

This announcement is made by the Company pursuant to the disclosure requirement under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2014 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2014 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board.
Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department	Wu Yongliang
(accounting officer)

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

				Currency: RMB
				Increase/
				decrease
				as at
				the end of
				the reporting
	As at			period
	the end of	As at the end of		compared
	the reporting	last year		with the end
	period	Adjusted	Unadjusted	of last year
				(%)
Total assets (RMB million)	143,521	137,776	137,776	4.17
Net assets per share attributable to
the shareholders of listed company
(RMB million)	24,398	24,617	24,617	-0.89

	From the			Increase/
	beginning	From the beginning of		decrease
	of the year	last year to the end of		compared
	to the end of	the reporting period		with the same
	the reporting	last year		period
	period	Adjusted	Unadjusted	last year
(%)
Net cash flows from operating activities
(RMB million)	1,535	1,805	1,797	-14.96

	From the			Increase/
	beginning	From the beginning of		decrease
	of the year	last year to the end of		compared
	to the end of	the reporting period		with the same
	the reporting	last year		period
	period	Adjusted	Unadjusted	last year
				(%)
Revenue (RMB million)	21,798	20,849	20,660	4.55
Net profit attributable to shareholders of
listed company (RMB million)	-205	-131	-132	56.49
Net profit attributable to shareholders of
listed company after deducting non-
recurring profit and loss (RMB million)	-247	-157	-158	57.32
				Decrease
				by 0.269
				percentage
Weighted average return on net assets (%)	-0.837	-0.568	-0.568	points
Basic earnings per share (RMB per share)	-0.0162	-0.01174	-0.01174	37.96
Diluted earnings per share
(RMB per share)	-0.0162	-0.01174	-0.01174	37.96

After deducting non-recurring profit and loss and relevant amounts:

Unit: million Currency: RMB
Amount for
the period
(from January
Item	to March)
Gains or losses from disposal of non-current assets	5
Non-operating incomes and expenses other than the above	41
Effect on income tax	-2
Effect on minority interests (net of tax)	-2

Total	42

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares
Total number of shareholders	239,317

	Shareholding of the 10 largest shareholders
				Number of
				shares with	Number of
	Nature of	Percentage of	Total number	trading	shares pledged
Name of shareholders	shareholders	shareholding	of shares held	moratorium held	or locked-up
		(%)
China Eastern Air Holding Company
(中國東方航空集團公司)	State-owned legal
(“CEA holding”)	person	40.03	5,072,922,927	241,547,927	Nil
HKSCC NOMINEES LIMITED
(including CES Global Holdings
(Hong Kong) Limited (東航國
際控股（香港）有限公司)	Overseas legal
(“CES Global”))	person	32.97	4,178,501,298	698,865,000	Unknown
CES Finance Holding Co. Ltd
(東航金戎控股有限責任公司)	State-owned legal
(“CES Finance”)	person	3.61	457,317,073	457,317,073	Nil
Shanghai Alliance Investment	State-owned legal
Limited (上海聯和投資有限公司)	person	3.37	427,085,429	0	Unknown
China National Aviation Fuel
Holding Company (中國航空油料	State-owned legal
集團公司)	person	3.32	421,052,632	0	Unknown
Jin Jiang International Holdings
Company Limited (錦江國際	State-owned legal
（集團）有限公司)	person	2.71	343,288,860	0	Unknown
Aerospace Capital Holding
Co., Ltd. (航天投資控股有限	State-owned legal
公司)	person	0.78	99,088,580	0	Unknown
Sinotrans Air Transportation
Development Co., Ltd. (中外運空	State-owned legal
運發展股份有限公司)	person	0.66	83,157,894	0	Unknown
Bank of China Group Investment	Overseas legal
Limited (中銀集團投資有限公司)	person	0.17	21,997,755	0	Unknown
Ma Xinqi	Domestic natural
	person	0.15	18,741,056	0	Unknown

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of
	listed shares
	held without
	trading moratorium
	as at the end of the
Name of shareholders (in full)	reporting period	Class and number of shares
China Eastern Air Holding Company
(中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC Nominees Limited
(including CES Global Holdings (Hong
Kong) Limited (東航國際控股（香港）		Overseas listed foreign
有限公司)	3,479,636,298	shares	3,479,636,298
Shanghai Alliance Investment Limited
(上海聯和投資有限公司)	427,085,429	RMB ordinary shares	427,085,429
China National Aviation Fuel Holding
Company (中國航空油料集團公司)	421,052,632	RMB ordinary shares	421,052,632
Jin Jiang International Holdings Company
Limited (錦江國際（集團）有限公司)	343,288,860	RMB ordinary shares	343,288,860
Aerospace Capital Holding Co., Ltd.
(航天投資控股有限公司)	99,088,580	RMB ordinary shares	99,088,580
Sinotrans Air Transportation Development
Co., Ltd. (中外運空運發展股份有限
公司)	83,157,894	RMB ordinary shares	83,157,894
Bank of China Group Investment Limited
(中銀集團投資有限公司)	21,997,755	RMB ordinary shares	21,997,755
Ma Xinqi	18,741,056	RMB ordinary shares	18,741,056
Shanghai Light Industry Co., Ltd. for
Foreign Economic & Technical
Co-operation (上海輕工業對外經濟
技術合作有限公司)	18,574,343	RMB ordinary shares	18,574,343

Description of connected relationship or activities in concert among the above shareholders	Among the 4,178,469,298 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global in the capacity of beneficial owner. CEA Holding, the controlling shareholder of the Company, owns 100% equity interest in CES Finance; and CES Finance owns 100% equity interest in CES Global, thus CES Finance and CES Global are subsidiaries wholly-owned by CEA Holding. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓ Applicable ☐ Not applicable

Item	Change	Reasons for the change
	(%)
Short-term borrowings	67.82	Primarily due to the increase in the
		Company’s short-term borrowings for
		operation needs during the first quarter of
		2014.
Notes payable	-50	Primarily due to the decrease in commercial
		acceptance bills of the Company’s
		subsidiaries.
Interests payable	-44.21	Primarily due to the maturity of the
		Company’s super short-term commercial
		paper which decreased the interest
		expenses.
Bonds payable	35.78	Primarily due to the Company’s issuance of
		RMB2.5 billion corporate bonds in March
		2014.
Business taxes and	-75.70	Primarily due to the implementation of the
surcharges		“transformation from business tax to value-
		added tax” policy by two of the Company’
		subsidiaries since April 2013 and August
		2013 respectively.
Finance expenses	582.86	Primary due to the increase of RMB797
		million in the Company’s exchange loss
		arising from the appreciation of the US
		dollar against Renminbi as compared to the
		same period last year.
Investment gains	300	Primary due to the bonus received from
		associated companies.
Non-operating incomes	65.19	Primary due to an increase in operational
		routes subsidy.
Net profit attributable	56.49	Primary due to non-operating factors such as
to shareholders of the		exchange loss which resulted in a decrease
Company		in net profit attributable to shareholders of
		the Company.

3.2	Analysis of the progress of significant events and their effects and proposed solutions

☐ Applicable ✓ Not applicable

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

✓ Applicable ☐ Not applicable

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Whether there is an implementation period	Whether the undertaking has been strictly implemented in a timely manner

Undertaking in relation to refinancing	Trading moratorium of shares	CEA Holding/CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Yes

	Trading moratorium of shares	CES Global	The Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

	To resolve defects in land and other property ownership	CEA Holding	Due to historical problems, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. In this regard, CEA Holding undertook that it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete the relevant legal procedures in relation to the transfer of property ownership; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.	Time of undertaking: 2009; effective for a long term	No	Yes

Subsequent progress of the undertaken matters

Pursuant to the requirements of 《上市公司監管指引第4號–上市公司實際控制 人、股東、關聯方、收購人以及上市公司承諾及履行》(Regulatory Guide for Listed Companies No. 4 – Undertakings by a Listed Company and its Effective Controller, Shareholders, Connected Persons and Acquirers and the Performance thereof) issued by the CSRC and滬證監公司字[2014]5號《關於進一步做好轄區 上市公司和相關方承諾及履行工作的通知》 (“Notice on Further Improvement of Undertakings and Performance of Listed Companies and Related Parties Under Shanghai Jurisdiction” (Hu Zheng Jian Gong Si Zi [2014] No. 5)) issued by Shanghai Securities Supervision Bureau, the Company made self-assessment on its effective controller, shareholders, connected persons, acquirers as well as the undertakings and performance of the Company. Based on the requirements of the policies, the Company and its controlling shareholder, CEA Holding, are rectifying and regulating relevant undertakings, researching and assessing solutions, and dealing with undertakings in respect of defects in land and other property ownership actively and prudently. For details, please refer to the announcements of the Company published on 15 February, 6 March and 3 April 2014 on China Securities Daily, Shanghai Securities News and the website of the Shanghai Stock Exchange and the overseas regulatory announcements of the Company dated 14 February, 5 March and 2 April 2014 published on the Stock Exchange’s website.

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐ Applicable ✓ Not applicable

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 April 2014

4.	APPENDICES

4.1

Consolidated Balance Sheet

31 March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Current assets:
Monetary capital	2,571	2,378
Derivative financial assets	–	–
Notes receivable	1	–
Trade receivables	3,828	3,524
Prepayments	920	852
Interest receivable	1	–
Dividends receivable	20	20
Other receivables	1,796	2,107
Inventory	2,283	2,305
Non-current assets held for sale	344	344
Non-current assets due within one year	91	98
Other non-current assets	1,081	982

Total current assets	12,936	12,610

Non-current assets:
Hedge instruments	68	68
Financial assets available for sale	411	411
Long-term equity investment	1,447	1,497
Fixed assets	93,172	90,677
Construction in progress	21,021	18,352
Intangible assets	2,651	2,375
Goodwill	9,028	9,028
Long-term deferred expenses	1,371	1,338
Deferred income tax assets	387	389
Other non-current assets	1,029	1,031

Total non-current assets	130,585	125,166

Total assets	143,521	137,776

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million
Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Current liabilities:
Short-term borrowings	13,300	7,925
Derivative financial liabilities	3	3
Notes payable	20	40
Trade payables	12,974	12,532
Account collected in advance	455	436
Settlement of vouchers	3,163	4,497
Staff remuneration payable	2,561	2,819
Tax payable	1,886	1,755
Interest payable	270	484
Other payables	2,793	2,224
Non-current liabilities due within one year	14,253	16,366
Other current liabilities	–	4,000

Total current liabilities	51,678	53,081

Non-current liabilities:
Long-term borrowings	22,795	20,330
Hedge instruments	132	124
Bonds payable	9,484	6,985
Long-term payables	26,005	23,728
Long-term staff remuneration payable	5,615	5,615
Special items payable	115	115
Deferred income tax liabilities	30	30
Other non-current liabilities	1,671	1,477

Total non-current liabilities	65,847	58,404

Total liabilities	117,525	111,485

4.1

Consolidated Balance Sheet (Cont’d)
31 March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million
Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674	12,674
Capital reserves	14,868	14,882
Surplus reserves	–	–
Undistributed profits	-3,144	-2,939

Total equity attributable to equity holders
of parent company	24,398	24,617
Minority interests	1,598	1,674

Total owners’ equity	25,996	26,291

Total liabilities and owners’ equity	143,521	137,776

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1

Balance Sheet of Parent Company

31 March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million

Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Current assets:
Monetary capital	884	1,242
Derivative financial assets	–	–
Notes receivable	–	–
Trade receivables	1,587	2,914
Prepayments	262	291
Interest receivable	–	–
Dividends receivable	20	51
Other receivables	9,483	9,318
Inventory	1,935	1,964
Non-current assets held for sale	–	–
Non-current assets due within one year	40	40
Other non-current assets	1,208	977

Total current assets	15,419	16,797

Non-current assets:
Hedge instruments	68	68
Financial assets available for sale	374	374
Long-term equity investment	11,455	11,366
Fixed assets	59,068	57,840
Construction in progress	19,336	16,709
Intangible assets	1,663	1,381
Goodwill	9,028	9,028
Long-term deferred expenses	964	958
Deferred income tax assets	–	–
Other non-current assets	592	600

Total non-current assets	102,548	98,324

Total assets	117,967	115,121

4.1

Balance Sheet of Parent Company (Cont’d)

31 March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million

Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Current liabilities:
Short-term borrowings	13,556	8,018
Derivative financial liabilities	3	3
Notes payable	–	–
Trade payables	11,688	11,787
Account collected in advance	174	148
Settlement of vouchers	3,058	4,366
Staff remuneration payable	1,573	1,690
Tax payable	755	848
Interest payable	160	379
Other payables	7,626	6,307
Non-current liabilities due within one year	8,881	10,935
Other current liabilities	–	4,000

Total current liabilities	47,474	48,481

Non-current liabilities:
Long-term borrowings	17,032	14,400
Hedge instruments	132	124
Bonds payable	4,791	4,789
Long-term payables	17,059	15,767
Long-term staff remuneration payable	4,466	4,466
Special items payable	95	95
Deferred income tax liabilities	–	–
Other non-current liabilities	1,021	867

Total non-current liabilities	44,596	40,508

Total liabilities	92,070	88,989

4.1

Balance Sheet of Parent Company (Cont’d)

31 March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million
Unaudited

	Balance at the	Balance at the
	end of the	beginning of
Item	reporting period	the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674	12,674
Capital reserves	15,701	15,716
Surplus reserves	–	–
Undistributed profits	-2,478	-2,258

Total owners’ equity (or shareholders’
equity)	25,897	26,132

Total liabilities and owners’ equity
(or shareholders’ equity)	117,967	115,121

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement

January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
Item		period	last year

1.	Total revenue	21,798	20,849
	Of which: Revenue	21,798	20,849

2.	Total operating costs
		22,963	21,588
	Of which: Operating costs	19,955	19,379
	Business taxes and surcharges	26	107
	Selling expenses	1,415	1,356
	Administrative expenses	611	606
	Finance expenses	956	140
	Assets impairment loss	–	–
	Add: Gains arising from changes in fair
	value (loss indicated by “–”)	6	11
	Investment gains (loss indicated by “–”)	12	3
	Of which: Investment gains on associated
	companies and joint ventures	–	–

3.	Operating profit (loss indicated by “–”)	-1,147	-725
	Add: Non-operating income	968	586
	Less: Non-operating expenses	3	3
	Of which: Loss on disposal of non-current
	assets	–	–

4.	Total profits (total losses indicated by “–”)	-182	-142
	Less: Income tax expenses	61	25

5.	Net profit (net loss indicated by “–”)	-243	-167
	Net profit attributable to equity holders of
	parent company	-205	-131
	Minority interests	-38	-36

6.	Earnings per share:
	(1) Basic earnings per share	-0.0162	-0.0117
	(2) Diluted earnings per share	-0.0162	-0.0117

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Income Statement of Parent Company

January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
Item		period	last year

1.	Revenue	11,687	11,006
	Less: Operating costs	10,742	10,359
	Business taxes and surcharges	6	12
	Selling expenses	798	859
	Administrative expenses	333	318
	Finance expenses	669	100
	Assets impairment loss	–	–
	Add: Gains arising from changes in fair
	value (loss indicated by “–”)	6	11
	Investment gains (loss indicated by “–”)	30	-400
	Of which: Investment gains on associated
	companies and joint ventures	–	–

2.	Operating profit (loss indicated by “–”)	-825	-1,031
	Add: Non-operating income	607	516
	Less: Non-operating expenses	2	2
	Of which: Loss on disposal of non-current
	assets	–	–

3.	Total profits (total losses indicated by “–”)	-220	-517
	Less: Income tax expenses	–	–
4.	Net profit (net loss indicated by “–”)
		-220	-517

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Consolidated Cash Flow Statement

From January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
			corresponding
		Amount for the	period of
Item		reporting period	last year

1.	Cash flow from operating activities:
	Cash received from sales of goods
	and provision of labour services	21,850	20,721
	Other cash received from operating
	activities	1,360	1,095

	Sub-total of cash inflow from
	operating activities	23,210	21,816

	Cash paid for purchase of goods
	and receiving of labour services	15,548	14,253
	Cash paid to and for employees	3,519	3,609
	Taxes paid	575	502
	Other cash paid for operating activities	2,033	1,647

	Sub-total of cash outflow from
	operating activities	21,675	20,011

	Net cash flows from operating
	activities	1,535	1,805

4.3

Consolidated Cash Flow Statement (Cont’d)

From January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
			corresponding
		Amount for the	period of
Item		reporting period	last year

2.	Cash flow from investing activities:
	Cash received from disposal
	of investment	–	–
	Investment income in cash	14	1
	Net cash recovered from disposals
	of fixed assets, intangible assets
	and other long-term assets	5	12
	Other cash received from investing
	activities	58	991

	Sub-total of cash inflow from
	investing activities	77	1,004

	Amount paid in cash in relation to
	purchases of fixed assets, intangible
	assets and other long-term assets	4,340	4,711
	Investments paid in cash	–	–

	Sub-total of cash outflow from
	investing activities	4,340	4,711

	Net cash flow from investing activities	–4,263	–3,707

4.3

Consolidated Cash Flow Statement (Cont’d)

From January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
			corresponding
		Amount for the	period of
Item		reporting period	last year

3.	Cash flow from fund raising
	activities:
	Proceeds received in cash
	from investments	–	50
	Cash received from borrowings	11,673	7,385
	Proceeds received in cash from bonds
	issuance	2,500	4,795
	Other proceeds in cash from fund
	raising activities	–	–

	Sub-total of cash inflow from
	fund raising activities	14,173	12,230

	Cash paid for repayment
	of indebtedness	9,658	3,035
	Cash payments for distribution
	of dividends, profits or payments
	of interest expense	588	448
	Other cash paid for fund raising
	activities	962	1,155

	Sub-total of cash outflow from
	fund raising activities	11,208	4,638

	Net cash flow from fund raising activities	2,965	7,592

4.	Effect of changes in exchange rate
	on cash and cash equivalents	–22	–11

5.	Net increase in cash and
	cash equivalents	215	5,679
	Add: Balance of cash and cash
	equivalents at the beginning
	of the period	1,995	2,539

6.	Balance of cash and cash equivalents
	at the end of the period	2,210	8,218

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Cash Flow Statement of Parent Company

From January to March 2014

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB million

Unaudited

			Amount for the
			corresponding
		Amount for the	period of
Item		reporting period	last year

1.	Cash flow from operating activities:
	Cash received from sales of goods
	and provision of labour services	13,694	13,453
	Other cash received from operating
	activities	1,236	884

	Sub-total of cash inflow from operating activities	14,930	14,337

	Cash paid for purchase of goods
	and receiving of labour services	8,305	9,325
	Cash paid to and for employees	2,349	2,024
	Taxes paid	474	222
	Other cash paid for operating activities	1,212	1,242

	Sub-total of cash outflow from
	operating activities	12,340	12,813

	Net cash flows from operating
	activities	2,590	1,524

2.	Cash flow from investing activities:
	Cash received from disposal
	of investment	–	951
	Investment income in cash	46	89
	Net cash recovered from disposals
	of fixed assets, intangible assets
	and other long-term assets	4	–
	Other cash received from investing
	activities	30	12

	Sub-total of cash inflow from
	investing activities	80	1,052

	Amount paid in cash in relation to
	purchases of fixed assets, intangible
	assets and other long-term assets	3,804	4,107
	Investments paid in cash	85	–

	Sub-total of cash outflow from
	investing activities	3,889	4,107

	Net cash flow from investing activities	–3,809	–3,055

4.3

Cash Flow Statement of Parent Company (Cont’d)

From January to March 2014

Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB million

Unaudited

			Amount for the
			corresponding
		Amount for the	period of
Item		reporting period	last year

3.	Cash flow from fund raising
	activities:
	Proceeds received in cash
	from investments	–	–
	Cash received from borrowings	11,173	6,879
	Proceeds received in cash from bonds
	issuance	–	4,795
	Other proceeds in cash from fund
	raising activities	–	–

	Sub-total of cash inflow from fund
	raising activities	11,173	11,674

	Cash paid for repayment
	of indebtedness	9,097	2,416
	Cash payments for distribution
	of dividends, profits or payments
	of interest expense	449	218
	Other cash paid for fund raising
	activities	744	1,017

	Sub-total of cash outflow from
	fund raising activities	10,290	3,651

	Net cash flow from fund raising
	activities	883	8,023

4.	Effect of changes in exchange rate on
	cash and cash equivalents	–21	–10

5.	Net increase in cash and cash
	equivalents	–357	6,482
	Add: Balance of cash and cash
	equivalents at the beginning
	of the period	1,029	617

6.	Balance of cash and cash equivalents
	at the end of the period	672	7,099

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

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